=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                             (Amendment No. 4)

                                  MSCI Inc.
               ------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                ------------------------------------------------
                        (Title of Class of Securities)

                                  00724F101
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                 One Letterman Drive, Building D, Fourth Floor
                          San Francisco, CA  94129
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)

                           Allison Bennington, Esq.
                              ValueAct Capital
                 One Letterman Drive, Building D, Fourth Floor
                          San Francisco, CA  94129
                               (415) 362-3700

                               January 29, 2015
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 00724F101                                             Page 2 of 15
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,308,960**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,308,960**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,308,960**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   8.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 00724F101                                             Page 3 of 15
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners I, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,308,960**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,308,960**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,308,960**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 00724F101                                             Page 4 of 15
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,308,960**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,308,960**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,308,960**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 00724F101                                             Page 5 of 15
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,308,960**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,308,960**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,308,960**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 00724F101                                             Page 6 of 15
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,308,960**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,308,960**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,308,960**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 00724F101                                             Page 7 of 15
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings GP, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY        9,308,960**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,308,960**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,308,960**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

--------------------------                          -------------------------
CUSIP NO. 00724F101                                             Page 8 of 15
-----------------------------------------------------------------------------
THE PURPOSE OF THIS AMENDMENT NO. 4 TO SCHEDULE 13D IS TO AMEND THE OWNERSHIP REPORTS OF THE REPORTING PERSONS AND TO AMEND ITEM 4(PURPOSE OF TRANSACTION),
ITEM 6 (CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER), AND ITEM 7 (MATERIAL TO BE FILED AS EXHIBITS). THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.


Item 1.     Security and Issuer

       This Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock") of MSCI Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7 World Trade Center, 250 Greenwich Street, 49th Floor, New York, New York, 10007.

Item 2.     Identity and Background

       This statement is filed jointly by (a) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (b) VA Partners I, LLC ("VA Partners I"), (c) ValueAct Capital Management, L.P. ("ValueAct Management L.P."), (d) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (e) ValueAct Holdings, L.P. ("ValueAct Holdings") and (f) ValueAct Holdings GP, LLC ("ValueAct Holdings GP")(collectively, the "Reporting Persons").

       ValueAct Master Fund is a limited partnership organized under the laws of the British Virgin Islands. It has a principal business address of One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.

        VA Partners I is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund. It has a principal business address of One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.

        ValueAct Management L.P. is a Delaware limited partnership which renders management services to ValueAct Master Fund. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management L.P. Each has a principal business address of One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.

       ValueAct Holdings is a Delaware limited partnership and is the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and is the majority owner of the membership interests of VA Partners I. ValueAct Holdings GP is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Holdings. Each has a principal business address of One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.

       (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------                          -------------------------
CUSIP NO. 00724F101                                             Page 9 of 15
-----------------------------------------------------------------------------

Item 4.     Purpose of Transaction

     The following paragraphs supplement the information set forth in
Item 4 of Reporting Person's Schedule 13D dated January 5, 2015.

     On January 30, 2015, MSCI Inc. (the "Company") announced that it entered into a Cooperation Agreement (the "Cooperation Agreement") with ValueAct Capital Master Fund L.P., VA Partners I, LLC, ValueAct Capital Management, L.P., ValueAct Capital Management, LLC, ValueAct Holdings, L.P., ValueAct Holdings GP, LLC and D. Robert Hale (collectively, the "ValueAct Group") on January 29, 2015. The ValueAct Group currently beneficially owns approximately 8.3% of the Company's outstanding common stock.
?
     Pursuant to the Cooperation Agreement, and subject to the conditions set forth therein, the Company agreed (i) to appoint D. Robert Hale, a Partner at ValueAct Capital, as a member of the board of directors of the Company (the "Board"), effective at a meeting of the Board to be held on March 10, 2015,
(ii) to nominate Mr.?Hale for election to the Board at the Company's 2015 annual meeting of shareholders (the "2015 Annual Meeting") and (iii) so long as Mr. Hale (or a replacement nominee designated by the ValueAct Group) is serving on the Board on the date of the Company's nomination of directors for election at the Company's 2016 annual meeting of shareholders (the "2016 Annual Meeting"), to nominate him (or such replacement nominee) for election to the Board at the 2016 Annual Meeting.
?
     The Company also agreed, subject to the conditions set forth in the Cooperation Agreement, to appoint Wendy E. Lane and Wayne Edmunds as independent members of the Board, effective at a meeting of the Board to be held on March 10, 2015, and to nominate Ms. Lane and Mr. Edmunds for election to the Board at the 2015 Annual Meeting.??If prior to December 12, 2015 either of Ms. Lane or Mr. Edmunds no longer serves on the Board, the Company will work together with the ValueAct Group in good faith to fill such vacancy with an individual who is mutually acceptable to the Company and the ValueAct Group.
?
     Subject to certain exceptions, if at any time the ValueAct Group ceases to own at least 6% of the outstanding common stock of the Company, Mr.?Hale will be required to resign from the Board and the Company will no longer be required to nominate Mr.?Hale for election at the 2015 and 2016 annual meetings of shareholders. Under the Cooperation Agreement, the ValueAct Group is entitled to nominate a mutually acceptable replacement in the event that Mr.?Hale no longer serves as a Company director prior to December 12, 2015, so long as the ValueAct Group continues to own at least 6% of the Company's outstanding common stock.
?
     Each of Mr.?Hale, Ms. Lane and Mr. Edmunds must, at all times while serving as a member of the Board: (i)?meet all director independence and other standards of the Company, the New York Stock Exchange and the Securities and Exchange Commission and applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, including Rule 10A-3 thereunder and (ii)?be qualified to serve as a director under the Delaware General Corporation Law. In addition, Mr. Hale has agreed to be bound by all

--------------------------                          -------------------------
CUSIP NO. 00724F101                                             Page 10 of 15
-----------------------------------------------------------------------------
policies, procedures, processes, codes, rules standards and guidelines applicable to Board members, including the Company's Corporate Governance Policies, Code of Ethics and Business Conduct, securities trading policy, political contribution guidelines applicable to directors and other corporate governance guidelines, and to preserve the confidentiality of the Company's business information, including discussions or matters considered in meetings of the Board or its committees.
?
     For the duration of the Standstill Period (as defined below), the ValueAct Group has agreed, among other things, that it will not: (i)?in any way participate in any "solicitation" of proxies, or advise, encourage or influence any person with respect to the voting of any securities of the Company with respect to the election of individuals to the Board or approval of any shareholder proposals; (ii)?in any way participate in any group (within the meaning of Section 13(d) of the Exchange Act) with any persons who are not ValueAct affiliates with respect to the Company's securities;
(iii)?acquire any beneficial or other ownership interest of 14.9% or more of the Company's common stock outstanding at such time; (iv)?sell the securities of the Company to any person or entity that would own more than 4.9% of the outstanding shares of the Company's common stock following such transaction;
(v)?effect or seek to effect any tender or exchange offer, merger, consolidation, acquisition, scheme, arrangement, business combination, recapitalization, reorganization, sale or acquisition of material assets, liquidation, dissolution or other extraordinary transaction involving the Company, or frustrate or seek to frustrate any extraordinary transaction proposed or endorsed by the Company, or make any public statement with respect to an extraordinary transaction; (vi) engage in any short sale or similar derivative transaction related to the market price or value of the Company's securities; (vii) call or seek to call any meeting of shareholders, nominate any candidate to the Board, seek the removal of any member of the Board, seek to act by written consent, or make a request for any shareholder list or other Company books and records; (viii) support or make any proposal that constitutes advising, controlling, changing or influencing the Board or management of the Company, any material change in the capitalization, stock repurchase programs and practices, capital allocation programs and practices or dividend policy of the Company, seeking to have the Company waive or amend its governance documents, or causing any class of securities of the Company to become eligible for deregistration; (ix) make any statement or announcement that constitutes an attack on or otherwise disparages the Company, its affiliates, officers and directors; (x) make any public disclosure, announcement or statement regarding a plan or proposal with respect to the Company; (xi) enter into any discussions, negotiations, agreements, or understandings with any third party to take any action with respect to any of the foregoing; or (xii) request, directly or indirectly, any amendment or waiver of the foregoing.

     During the Standstill Period, the restrictions described above will not be deemed to prohibit the ValueAct Group from (i) communicating privately with the Company's directors or officers, so long as such communications are not intended to and would not be reasonably expected to require any public disclosure of such communications; or (ii) from communicating privately with the Company's shareholders, so long as such communications are made in the ordinary course in compliance with applicable law.
?

--------------------------                          -------------------------
CUSIP NO. 00724F101                                             Page 11 of 15
-----------------------------------------------------------------------------
     The "Standstill Period" means the period commencing on January 29, 2015 and terminating on the earlier of (i) December 12, 2015, (ii) the date that is 90 days after the resignation of Mr. Hale (or a replacement director designated by the ValueAct Group) if such resignation occurs before the date of the 2015 Annual Meeting or 20 days after the resignation of Mr. Hale (or a replacement director designated by the ValueAct Group) if such resignation occurs after the date of the 2015 Annual Meeting, and (iii) the date that is 30 days following a material breach of certain of the Company's obligations under the Cooperation Agreement.
?
     The ValueAct Group also has agreed that it will: (i)?vote in favor of the Company's nominees to the Board at the 2015 Annual Meeting; (ii) so long as Mr. Hale (or a replacement director nominated by the ValueAct Group) is serving on the Board on the date of the Company's nomination of directors for election at the 2016 Annual Meeting, vote in favor of the Company's nominees to the Board at the 2016 Annual Meeting; and (iii)?vote in accordance with the Board's recommendation with respect to any proposal that may be the subject of shareholder action at the 2015 Annual Meeting, except with respect to proposals related to certain extraordinary transactions, for which the ValueAct Group may vote for or against at its discretion.
?
     The Cooperation Agreement terminates on the earlier of: (i)?the day following the date of the 2016 Annual Meeting and (ii)?the date that is 30 days following the date that the Company materially breaches certain of its obligations under the Cooperation Agreement.
?
     The foregoing summary of the Cooperation Agreement is not complete and is subject to, and qualified in its entirety by, the text of the Cooperation Agreement, a copy of which is attached as Exhibit 99.1 to the Issuer?s Current Report on Form 8-K dated January 29, 2015 and incorporated herein by reference.
?
     In connection with the execution of the Cooperation Agreement, the Company will enter into a Confidentiality Agreement with the members of the ValueAct Group effective as of the February 9, 2015.
?
Item 5.    Interest in Securities of the Issuer

       (a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and as the majority owner of the membership interests of VA Partners I and (iv) ValueAct Holdings GP, as General Partner of ValueAct Holdings. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct Master Fund. VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationship ValueAct Master Fund is reported as having shared power to vote or to direct the vote, and shared

--------------------------                          -------------------------
CUSIP NO. 00724F101                                             Page 12 of 15
-----------------------------------------------------------------------------
power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners I (only with respect to ValueAct Master Fund), ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP.

         As of the date hereof, ValueAct Master Fund is the beneficial owner of 9,308,960 shares of Common Stock, representing approximately 8.3% of the Issuer's outstanding Common Stock (which shares may also be deemed to be beneficially owned by VA Partners I).

        ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP may each be deemed the beneficial owner of an aggregate of 9,308,960 shares of Common Stock, representing approximately 8.3% of the Issuer's outstanding Common Stock.

       All percentages set forth in this Schedule 13D are based upon the Issuer's reported 112,030,366 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarterly period ended September
30, 2014.

       (c) The Reporting Persons have not made any transactions in the Issuer's Common Stock in the sixty days prior to the date of this Report.


       (d) and (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.


Item 7.     Material to Be Filed as Exhibits

      (1)   Joint Filing Agreement.

      (2) 	Cooperation Agreement, dated January 29, 2015, by and among the
Issuer and the ValueAct Group, which is attached as Exhibit 99.1 to the Issuer?s Current Report on Form 8-K dated January 29, 2015 and incorporated herein by reference.

--------------------------                          -------------------------
CUSIP NO. 00724F101                                             Page 13 of 15
-----------------------------------------------------------------------------
                                  SIGNATURE
          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, Bradley E. Singer, G. Mason Morfit and Allison Bennington, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  February 2, 2015         Bradley E. Singer, Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  February 2, 2015         Bradley E. Singer, Chief Operating Officer


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  February 2, 2015         Bradley E. Singer, Chief Operating Officer


                               ValueAct Capital Management, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  February 2, 2015         Bradley E. Singer, Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 00724F101                                             Page 14 of 15
-----------------------------------------------------------------------------


                                ValueAct Holdings, L.P., by
                                ValueAct Holdings GP, LLC, its
                                General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  February 2, 2015         Bradley E. Singer, Chief Operating Officer


                                 ValueAct Holdings GP, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  February 2, 2015         Bradley E. Singer, Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 00724F101                                             Page 15 of 15
-----------------------------------------------------------------------------
                                 Exhibit 1

                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of MSCI Inc., is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  February 2, 2015         Bradley E. Singer, Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  February 2, 2015         Bradley E. Singer, Chief Operating Officer


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  February 2, 2015         Bradley E. Singer, Chief Operating Officer


                               ValueAct Capital Management, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  February 2, 2015         Bradley E. Singer, Chief Operating Officer

                                ValueAct Holdings, L.P., by
                                ValueAct Holdings GP, LLC, its
                                General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  February 2, 2015         Bradley E. Singer, Chief Operating Officer


                                 ValueAct Holdings GP, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  February 2, 2015         Bradley E. Singer, Chief Operating Officer